Exhibit 3.50

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

CDA INTERCORP.

Pursuant to the provisions of section 607.1006, Florida Statutes, CDA lnterCorp., a Florida corporation (the “Corporation”), hereby amends its Articles of incorporation as follows:

1.             Article V is hereby amended to read:

Article V

Capital Stock

Section 1.               The Corporation is authorized to issue a total of ten million (10,000,000) shares of Capital Stock, consisting of five million (5,000,000) shares of Class A voting common stock, $.001 par value per share, and five million (5,000,000) shares of Class B nonvoting common stock, $.001 par value per share.

Section 2.               The holders of Class A voting common stook shall have one vote per share. The Class B nonvoting common stock shall have no voting rights.

Section 3.               The holders of the various classes of Capital Stook of the Corporation shall have such other rights and be subject to such other limitations as may be set forth from time to time in the Bylaws of the Corporation.

This Amendment was approved by the all the directors and sole shareholder of the Corporation by written consent dated November 19, 1997 in accordance with the provisions of Sections 607.0704 and 607.0821, Florida Statutes.

Dated:  November 19, 1997

/s/ Carmine D’Amico
Carmine D’Amico
President